82-[illegible]

Regulatory Announcement

RECEIVED

2007 JAN -8 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	10:23 28-Dec-06
Number	7070O

SUPPL

07020204

RNS Number:7070O
Tesco PLC
28 December 2006

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

28th December 2006

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 22nd December 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 402.86p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

PROCESSED

JAN 1 0 2007

THOMSON FINANCIAL

Director / PDMR	Number of shares
R W Brasher	53
P A Clarke	53
A Higginson	53
T P Leahy	53
T J R Mason	53
D T Potts	53
L Neville-Rolfe	44

2. The Trustees transferred 186,303 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,540,468 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

Dw 1/9

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Total Voting Rights
Released	10:03 29-Dec-06
Number	7678O

RNS Number:7678O
Tesco PLC
29 December 2006

VOTING RIGHTS AND CAPITAL

29 December 2006

TESCO PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At 6pm on 28 December 2006 Tesco plc had 7,919,596,076 issued ordinary shares of 5p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Tesco plc. Tesco plc does not hold any ordinary shares in Treasury.

This figure (7,919,596,076) may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Tesco plc under the FSA's Disclosure and Transparency Rules.

Enquiries: J Lloyd
Company Secretary
Tesco plc
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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